UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

( X )	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2015
or

( )	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number: 1-16463

Full title of the plan and the address of the plan, if different from that of the issuer named below:

Peabody Energy Corporation Amended and Restated Employee Stock Purchase Plan

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Peabody Energy Corporation

701 Market Street, St. Louis, Missouri	63101-1826
(Address of principal executive offices)	(Zip Code)

TABLE OF CONTENTS

PAGE
Report of Independent Registered Public Accounting Firm	2

Financial Statements:

Statements of Financial Condition	3

Statements of Income and Changes in Plan Equity	4

Notes to Financial Statements	5

Signature	9

Exhibit Index	10

Exhibit 23 - Consent of UHY LLP, Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

United States Employee Stock Purchase Plan Committee

We have audited the accompanying statements of financial condition of Peabody Energy Corporation Amended and Restated Employee Stock Purchase Plan (the Plan) as of December 31, 2015 and 2014, and the related statements of income and changes in plan equity for each of the three years in the period ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Plan as of December 31, 2015 and 2014, and the income and changes in plan equity for each of the three years in the period ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

/s/ UHY LLP

St. Louis, Missouri
March 29, 2016

PEABODY ENERGY CORPORATION AMENDED AND RESTATED EMPLOYEE
STOCK PURCHASE PLAN

STATEMENTS OF FINANCIAL CONDITION

	December 31,
	2015	2014
ASSETS
Participant deposits due from Peabody Energy Corporation	$—	$1,679,168
Excess contributions from Participants	—	52,787
Total Assets	—	1,731,955

LIABILITIES
Stock purchase payable	—	1,679,168
Refunds due to Participants from excess contributions	—	52,787
Total Liabilities	—	1,731,955

PLAN EQUITY	$—	$—

See accompanying notes to financial statements.

PEABODY ENERGY CORPORATION AMENDED AND RESTATED EMPLOYEE
STOCK PURCHASE PLAN

STATEMENTS OF INCOME AND CHANGES IN PLAN EQUITY

	Year Ended December 31,
	2015	2014	2013
ADDITIONS TO NET ASSETS:
Participant contributions	$1,134,712	$3,728,971	$4,912,488

DEDUCTIONS FROM NET ASSETS:
Contributions held for future stock purchases	—	(1,679,168)	(2,267,483)
Contributions used for stock purchases	(1,134,712)	(2,049,803)	(2,645,005)

NET CHANGE IN PLAN EQUITY	—	—	—

PLAN EQUITY:
Beginning of year	—	—	—

End of year	$—	$—	$—

See accompanying notes to financial statements.

PEABODY ENERGY CORPORATION AMENDED AND RESTATED EMPLOYEE
STOCK PURCHASE PLAN

NOTES TO FINANCIAL STATEMENTS
Years Ended December 31, 2015, 2014 and 2013

1.	Description of the Plan

The following description of the Peabody Energy Corporation Amended and Restated Employee Stock Purchase Plan (the Plan), sponsored by Peabody Energy Corporation (the Company), provides only general information. Participants should refer to the plan documents for a more complete description of the Plan's provisions.

Plan Termination

On October 22, 2015, the Company's Board of Directors approved the termination of the Plan in its entirety. As a result, amounts withheld during the offering period from July 1, 2015 to December 2, 2015 were refunded to the Plan participants in December 2015. The Company is in the process of filing necessary documents with the Securities and Exchange Commission as a result of the Plan termination.

General

The Plan was an employee stock purchase plan, established on May 22, 2001, that enabled eligible employees of the Company and certain of its subsidiaries (Participating Subsidiaries) to purchase Company common stock at a discount from fair market value. The purchase price was equal to 85% of the lower of the fair market value of the common stock on the first or last day of an offering period, as defined in the Plan. Fair market value was the closing price on each of the applicable dates as quoted on the New York Stock Exchange. Each plan year began on January 1 and contained two serial six-month duration offering periods. Subsequent six-month offering periods automatically commenced unless otherwise specified by the Plan administrator. Purchased shares of common stock were issued by the Company to an omnibus brokerage account maintained outside of the Plan by the Plan custodian. Common stock purchased under the Plan may have been newly issued or issued from treasury stock.
On October 1, 2015, a 1-for-15 reverse stock split became effective. Prior to the termination of the Plan on October 22, 2015, and as adjusted for the reverse stock split, there were 333 thousand common shares authorized for purchase under the Plan, of which approximately 305 thousand were purchased.

Administration of the Plan

The Plan was administered by a committee appointed by the Company's Board of Directors. Computershare Trust Company NA served as the record keeper and Bank of America Merrill Lynch served as the custodian. Administrative expenses of the Plan were paid by the Company.

PEABODY ENERGY CORPORATION AMENDED AND RESTATED EMPLOYEE
STOCK PURCHASE PLAN

NOTES TO FINANCIAL STATEMENTS, continued

Eligibility

Employees of the Company or Participating Subsidiaries were eligible to participate in the Plan if:

•	their customary employment was more than 20 hours per week and they were employed more than five months in any calendar year;

•	they owned less than 5% of the total combined voting power of all outstanding stock of all classes of securities of the Company;

•
they initially enrolled in the Plan at least 15 calendar days prior to the start of the offering period; enrollment in the Plan automatically continued unless the employee elected to discontinue participation; and

•	they were not eligible to participate in and continue to make contributions to any other employee stock purchase plan of the Company.
Participation generally began on the first day of an offering period. However, in the case of an employee who (a) was a participant in an employee stock purchase plan of the Company other than the Plan on the offering date of an offering period, and (b) transferred directly to employment within the Company or a Participating Subsidiary during such offering period (a Transferred Employee), he or she was automatically enrolled in the Plan at the contribution rate in effect for the other employee stock purchase plan of the Company in which he or she participated, subject to his or her right to increase, decrease or discontinue contributions under the Plan. Additionally, if a participant transferred directly to employment with a subsidiary that was not a Participating Subsidiary during an offering period, he or she may have remained enrolled in the Plan through the earliest of the termination date of such offering period, or the termination of such participant's employment with such subsidiary.
Participant Accounts

Accounts maintained by the custodian for Plan participants reflected the quantity and pricing of common stock purchases and sales, dividends reinvested, and investment gains and losses for Plan participants. Participant assets were held in an omnibus brokerage account for the benefit of Plan participants. Participant assets were not assets of the Plan or the Company.

PEABODY ENERGY CORPORATION AMENDED AND RESTATED EMPLOYEE
STOCK PURCHASE PLAN

NOTES TO FINANCIAL STATEMENTS, continued

Contributions

The Plan allowed participants to elect an after-tax contribution rate of 1% to 15% of the participant's eligible compensation, which included straight-time wages or base salary. Bonuses, incentive compensation, overtime, commissions and shift premiums paid to a participant were not included in eligible compensation. Plan participants could modify their contribution rate once during each offering period. Contributions were made through payroll deductions and were held by the Company until the common stock was purchased. Employees may not have purchased more than $25,000 worth of common stock through the Plan in any calendar year (based on the fair market value of the common stock on the first day of the offering periods). Contributions in excess of this amount were refunded to the participant. There were no refunds payable to participants at December 31, 2015. Refunds payable to participants totaled $52,787 at December 31, 2014. No interest was paid on contributions made during an offering period, and the Company did not make contributions to the Plan.
Participant contributions were used to purchase shares of the Company's common stock at the termination of an offering period. Purchases were made in whole and fractional shares. A participant may have discontinued his or her contributions to, or withdrawn from, the Plan prior to 15 days before the end of an offering period. If contributions were discontinued, the participant may have requested a refund of all contributions made during the offering period or used the contributions deducted during the current offering period to purchase common stock. Any common stock previously purchased during an offering period remained credited to the participant's account even if the participant discontinued contributions or withdrew from the Plan during the offering period. Common stock purchases were made automatically, unless a participant withdrawal was executed.
A participant's enrollment in the Plan generally terminated following the termination of his or her employment with the Company and all Participating Subsidiaries and all contributions made by the participant during the offering period were refunded to the participant.
Sale of Common Stock

As a result of the Plan termination, common stock purchased under the Plan is no longer subject to a restriction period of 18 months from the date the common stock is purchased.
Dividends

Dividends paid on the common stock credited to participant accounts were automatically reinvested in additional shares or fractional shares of the Company's common stock. Common stock purchased with dividends was priced at 100% of the fair market value of the common stock on the date dividends were paid. There was no time requirement for holding common stock purchased with dividends.

PEABODY ENERGY CORPORATION AMENDED AND RESTATED EMPLOYEE
STOCK PURCHASE PLAN

NOTES TO FINANCIAL STATEMENTS, continued

2. Summary of Significant Accounting Policies
Basis of Presentation

The financial statements of the Plan are prepared using the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan administrator and the Company to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from these estimates.

3.	Participant Deposits Due from the Company and Stock Purchase Payable

The Plan had an obligation to purchase the Company's common stock on behalf of the participants in an amount equal to the participant contributions held on deposit by the Company. The liability is reflected in the accompanying Statements of Financial Condition as “Stock purchase payable.” Amounts contributed by the Plan participants during the offering period from July 1, 2014 to December 31, 2014 are reflected as “Participant deposits due from Peabody Energy Corporation” at December 31, 2014. As a result of the Plan termination in October 2015, there is no "Participant deposits due from Peabody Energy Corporation" or "Stock purchase payable" at December 31, 2015. All shares of the Company's common stock were deposited directly into an omnibus brokerage account maintained by the Plan custodian on behalf of the Plan participants.
4. Tax Status

The Plan, and the rights of participants to make purchases thereunder, was intended to qualify as an "employee stock purchase plan" under Section 423 of the U.S. Internal Revenue Code of 1986, as amended (the Code). The Plan was not intended to be a qualified pension, profit-sharing or stock bonus plan under Section 401(a) of the Code, nor was it subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended. Pursuant to Section 423 of the Code, no income, other than dividends on stock held in participant accounts, would be taxable to a participant until disposition of the stock purchased under the Plan. Upon the disposition of the stock, the participant would generally be subject to tax and the amount and character of the tax would depend upon the holding period and disposition price. Dividends received on stock credited to a participant's account were taxable to the participant as ordinary income.

Due to the termination of the Plan in October 2015 and the removal of the holding period restriction, the Plan no longer exists and therefore does not qualify under Section 423 of the Code.

SIGNATURE

Peabody Energy Corporation Amended and Restated Employee Stock Purchase Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Peabody Energy Corporation
Amended and Restated Employee Stock
Purchase Plan

Date:	March 29, 2016	By:	/s/ ANDREW P. SLENTZ
Andrew P. Slentz
Peabody Energy Corporation
Employee Stock Purchase Plan Committee

EXHIBIT INDEX

The exhibits below are numbered in accordance with the Exhibit Table of Item 601 of Regulation S-K.

Exhibit No.	Description of Exhibit
23	Consent of UHY LLP, Independent Registered Public Accounting Firm